Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

Mixixi International Trading (HK) Co., Limited	Hong Kong
BenCai Technology Limited	Hong Kong
Shenzhen Helizhong Enterprise Consulting Co., Ltd.	PRC
Neijiang Guobang New Energy Automobile Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Chengdu Bencai Business Consulting Co., Ltd.	PRC
Sichuan Zhongbei Technology Co., Ltd.	PRC
Shenzhen Zhongbei Internet Financial Services Co., Ltd.	PRC